                               Filed by Diamond Technology Partners Incorporated
                                   Pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                         under the Securities Exchange Act of 1934 in respect of
                                        Diamond Technology Partners Incorporated
                                                   Commission File No. 000-22125



In connection with the proposed transaction, Diamond will file with the Securities and Exchange Commission a Registration Statement on Form S-4. The registration statement will include a proxy statement of Diamond for a meeting of its shareholders to consider and vote upon the issuance of Diamond shares in the transaction and various related matters. The registration statement will also serve as a prospectus of Diamond with respect to the shares of Diamond to be distributed to shareholders of Cluster Telecom B.V. in the proposed transaction. Diamond expects to mail the proxy statement/prospectus for the transaction to the shareholders of both companies. Investors and security holders are advised to carefully read the proxy statement/prospectus, when it becomes available, because it will contain important information about Diamond, Cluster, the transaction and related matters. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Diamond by directing such requests to Diamond Technology Partners Incorporated, John Hancock Center 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, attention: General Counsel (312-255-5000).

In addition to the registration statement and the proxy statement/prospectus, Diamond files annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Diamond at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Diamond's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Diamond, Cluster, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of Diamond with respect to the transactions contemplated by the purchase agreement. A description of any interests that Diamond's directors and executive officers have in proposed transaction will be available in the proxy statement/prospectus.

               Diamond and Cluster Merger Creates International
                          Network on Three Continents


[MAP showing locations of combined companies: SAN FRANCISCO, CHICAGO, NEW YORK, BOSTON, LONDON, DUSSELDORF, MUNICH, PARIS, BARCELONA, MADRID, LISBON, and SAO PAULO]


CHICAGO, Sept. 11, 2000 -- The merger of Diamond and Cluster brings together firms with complementary geographic coverage. The combined company will result in integrated international operations in 12 offices across the U.S., Europe, and South America.


Source: Diamond Technology Partners

                      Merger Expands Breadth and Depth of
                   Diamond's and Cluster's Industry Coverage


[chart]

Mobility

CHICAGO, Sept. 11, 2000 -- Wireless technology is revolutionizing how business is being conducted today and will prevail worldwide across industries in the future. The merger of Diamond and Cluster creates a firm positioned on a global basis to be a leader in the world of the new "killer app" platform: wireless technology and mobile commerce.


Source: Diamond Technology Partners

DIAMOND TECHNOLOGY PARTNERS
Timeline Highlights


                                                                 Media Contacts:
                                                               (U.S.) David Moon
                                        Office: 312.255.4560, Cell: 708.557.6917
                                                              moond@diamtech.com
                                                                              or
                                                           (Europe) Kirsty Brown
                                  Office: 44.20 7959.7700, Cell: 44.7967.176.567

                                                               Investor Contact:
                                                     (U.S.) Julia Wallace Potter
                                        Office: 312.255.5055, Cell: 312.961.5487
                                                            potterj@diamtech.com

1994     Diamond founded. 9 clients, 29 employees

1995     $12.8 million revenues. 16 clients, 85 employees

1996     $26.3 million revenues. 29 clients, 145 employees

1997     $37.6 million revenues. 45 clients, 180 employees
         Successful IPO completed. Nasdaq symbol: DTPI
         Diamond Network formed
         Diamond Exchange launched
         Context magazine premier issue published

1998     $58.4 million revenues. 65 clients, 223 employees
         Unleasing the Killer App published. Best-selling book co-authored by Diamond Partner Chunka Mui becomes CEO's guide to the Internet

1999     $82.4 million revenues. 85 clients, 309 employees
         INSIGHT seminars launched
         OmniTech Consulting Group acquired
         Diamond MarketSpace Solutions established
         San Francisco office opened. Leverage Group acquired
         3 for 2 stock split
         100,000 copies of Unleashing the Killer App sold

                                    - more -

2000    $136.2 revenues. 143 clients, 576 employees
        First international office opened in London
        Helped the "Big Three" automakers create Covisint, hailed as the world's largest Internet-based virtual marketplace.
        Momentus Group Ltd. acquired in London
        Ranked No. 9 in Fortune's list of America's fastest-growing companies

                                      ###

                                                                  [Cluster Logo]

CLUSTER CONSULTING
Timeline Highlights

                                                                 Media Contacts:
                                                               (U.S.) David Moon
                                        Office: 312.255.4560, Cell: 708.557.6917
                                                              moond@diamtech.com
                                                                              or
                                                           (Europe) Kirsty Brown
                                  Office: 44.20 7959.7700, Cell: 44.7967.176.567
                                                       keb@clusterconsulting.com

                                                               Investor Contact:
                                                     (U.S.) Julia Wallace Potter
                                        Office: 312.255.5055, Cell: 312.961.5487
                                                            potterj@diamtech.com

1993    Cluster was founded
        7 clients, 15 employees
        2 nationalities represented among employees

1994    8 clients, 20 employees
        Cluster helped AirTouch win its first wireless licenses in Europe 3 nationalities represented among employees

1995    10 clients, 26 employees
        First start-up project; supported the successful launch of Airtel mobile operations
        Cluster expanded operations into new markets:
        Germany and U.S.
        6 nationalities represented among employees

1996    10 clients, 41 employees
        First contract with Ericsson
        First project in the Latin American region
        10 nationalities represented among employees

                                   - more -

1997   11 clients, 67 employees
       New engagements in several countries:
       Austria, France, Germany,
       Netherlands, the U.S. and the U.K.
       European leadership position in the telecommunications management consulting industry
       17 nationalities represented among employees

1998   16 clients, 119 employees
       Up to 10 start-up projects in parallel in 3 continents
       Started digital strategy practice
       25 nationalities represented among employees

1999   38 clients, 262 employees
       New offices opened in Dusseldorf, Lisbon and Paris
       Leading practice within the finance, fast-moving consumer goods, and media industries
       33 nationalities represented among employees

2000   75 clients to date, 370 consultants as of September 2000
       New office opened in Munich Pioneering mobile 3G strategies and new industries of expertise International partnership close to 30 partners 45 nationalities represented among employees

                                      ###

                                    [LOGO]
                                DIAMOND CLUSTER

                     The World's Premier Digital Strategy
                          and Solutions Delivery Firm

                      THE NEW GLOBAL BUSINESS ENVIRONMENT
-------------------------------------------------------------------------------

IDC expects that the wireless access base will exceed the wireline base by 2002
                                    [chart]
                             Technology Disrupter

                               KILLER PLATFORMS

                                   Internet
                            Wireless Internet (E2E)
              --------------------------------------------------
                                     Time

 . Wireless is additive to the Internet
 . Killer apps are becoming killer platforms
 . The marketplace is global

                                                          [LOGO] DIAMOND CLUSTER

                                    AGENDA
-------------------------------------------------------------------------------

STRATEGIC RATIONALE

 . WHO IS CLUSTER CONSULTING?
 . DIAMOND CLUSTER COMPETITIVE POSITIONING

TRANSACTION DETAILS

INTEGRATION ACTIVITIES

WHAT THIS MEANS TO OUR SHAREHOLDERS
 . FINANCIAL IMPACT
 . IMMEDIATE AND LONG-TERM OPPORTUNITY

CONCLUSION


[LOGO] DIAMOND CLUSTER

                          WHO IS CLUSTER CONSULTING?
-------------------------------------------------------------------------------

[LOGO]
CLUSTER CONSULTING

Pan-European & Latin American digital strategy firm specializing in wireless telecommunications and Internet

EXPERTISE:                                WIRELESS STRATEGY
TARGET BUYER:                             CEO
FOUNDED:                                  1993
CONSULTANTS:                              370 - 26 PARTNERS
REVENUE RUN RATE:                         USD $100 MILLION
OPERATING METRICS:                        SAME AS DIAMOND
LOCATION:                                 EUROPE AND LATIN
                                          AMERICA (9 OFFICES)


(LOGO) DIAMOND CLUSTER

                      IMMEDIATE INTERNATIONAL CLIENT BASE
-------------------------------------------------------------------------------

[GLOBAL MAP]

THE BENEFIT TODAY
 . IMMEDIATE ACCESS TO INTERNATIONAL CLIENT BASE
 . HIGHLY COMPLEMENTARY GEOGRAPHIES

TOMORROW'S OPPORTUNITY
 . A PROVEN PLATFORM FOR GEOGRAPHIC EXPANSION

                                                          [LOGO] DIAMOND CLUSTER

                           EXTRAORDINARY SKILL MATCH
------------------------------------------------------------------------------

*                                                  [LOGO]
                                            CLUSTER CONSULTING

[PYRAMID ARTWORK]                             [PYRAMID ARTWORK]


                                                          [LOGO] DIAMOND CLUSTER

                         BENEFITS TO CLIENTS WORLDWIDE
-------------------------------------------------------------------------------

[LOGO]
GRUPO
ENDESA

                                                          [LOGO] DIAMOND CLUSTER

                       BROAD, INTERNATIONAL CLIENT BASE
-------------------------------------------------------------------------------

[LOGO]
General Motors

[LOGO]
Ford

[LOGO]
ENRON

DAIMLERCHRYSLER

[LOGO]
T.ROWEPRICE

GOLDMAN
SACHS

[LOGO]
DELUXE

[LOGO]
ZIFF-DAVIS

[LOGO]
JOHN DEERE

ERICSSON [LOGO]

[LOGO] Bradesco

BT [LOGO]

[LOGO] Sprint(R)

altavista:

AMERICAN
EXPRESS(R)

 ...T.Deutsche
Telekom

[LOGO]
vodafone
airtouch

orange
(TM)

Telefonica

                                                          [LOGO] DIAMOND CLUSTER

                             LEADING THE INDUSTRY
--------------------------------------------------------------------------------


                             LEADING THE INDUSTRY


[Chart comparing Diamond and the following competitors:]

Strategic Consultants
(McKinsey, Bain, BCG)

Interactive Architects
(SAPE, SCNT, VIAN, PXCM)

Interactive Designers
(IIXL, ACOM, RAZF)

Systems Integrators
(Big 5, Cap Gemini, EDS, IBM)

[in the following categories:]

Strategy Skills
Technology Skills
Wireless Expertise
Vertical Industry
International Reach
CEO Relations

                                              [LOGO] DIAMOND CLUSTER

                        THE NEXT GENERATION KILLER APP
--------------------------------------------------------------------------------

                                    [CHART]
                                                          [LOGO] DIAMOND CLUSTER

                             INTELLECTUAL CAPITAL
-------------------------------------------------------------------------------

                                   [ARTWORK]

                                                         [LOGO] DIAMOND CLUSTER]

                  MANAGEMENT TEAM TO SERVE CLIENTS WORLDWIDE
--------------------------------------------------------------------------------

                               MEL BERGSTEIN              101 TOTAL PARTNERS
                               CHAIRMAN AND CEO



ADAM GUTSTEIN                 JAVIER RUBIO             MIKE CONNOLLY
PRESIDENT                     PRESIDENT, EUROPE        PRESIDENT, NORTH AMERICA
                              & LATIN AMERICA


KARL BUPP - CFO                     CARME MIRO - VP CORPORATE STRATEGY
                                     DEVELOPMENT

MIKE MIKOLAJCZYK - VICE CHAIRMAN    JORDI VINAS - MP SOUTHERN REGION

FERRAN SORIANO - MP INTEGRATION     ANDREW ROBINSON - MP NORTHERN EUROPE

JOHN SVIOKLA - VICE CHAIRMAN, VP    SANDEEP CHUGANI - MP EASTERN US REGION
CORPORATE STRATEGY DEVELOPMENT


BRUCE QUADE - CHIEF PEOPLE OFFICER        KEVIN GRIEVE - MP WESTERN US REGION

CHUNKA MUI - CHIEF INNOVATION OFFICER



DIAMOND CLUSTER LOGO

                      Cluster Consulting Management Team
--------------------------------------------------------------------------------

Javier Rubio, CEO
  - MAC Group (Gemini Consulting), Monitor [CLUSTER CONSULTING LOGO]

Jordi Vinas, VP Finance
  - MAC Group (Gemini Consulting), Monitor

Ferran Soriano, VP Corporate Development
  - MAC Group (Gemini Consulting), Benkiser

Carme Miro, VP Marketing
  - Monitor, Spanish Ministry for Industry

Juan Pujol, VP Human Capital
  - MAC Group (Gemini Consulting)

Marc Ingla, VP Knowledge & Innovation
  - Monitor, Andersen Consulting


[DIAMOND CLUSTER LOGO]

                         Highly Complementary Cultures
--------------------------------------------------------------------------------

Shared, meaningful ownership

Collaborative culture

Campus recruiting model

Focus on continuous learning

SWANs (Smart, Works Hard, Ambitious, Nice)

[DIAMOND CLUSTER LOGO]

                                    AGENDA
--------------------------------------------------------------------------------

STRATEGIC RATIONALE

 . WHO IS CLUSTER CONSULTING?
 . DIAMOND CLUSTER COMPETITIVE POSITIONING


TRANSACTION DETAILS

INTEGRATION ACTIVITIES

WHAT THIS MEANS TO OUR SHAREHOLDERS

 . FINANCIAL IMPACT
 . IMMEDIATE AND LONG-TERM OPPORTUNITY

CONCLUSION


[LOGO DIAMOND CLUSTER]

                            TRANSACTION HIGHLIGHTS
--------------------------------------------------------------------------------

CREATES THE FIRST AND ONLY INTERNATIONAL DIGITAL STRATEGY AND SOLUTIONS DELIVERY FIRM

-- $930 MILLION PRIMARILY EQUITY-BASED DEAL

ACCRETIVE TO CASH EPS, ACCELERATES REVENUE GROWTH

3 NEW BOARD SEATS; JAVIER RUBIO ADDED TO BOARD OF DIRECTORS

TARGET CLOSING IN QUARTER ENDING DECEMBER 2000

[LOGO DIAMOND CLUSTER]

                             TRANSACTION DETAILS
--------------------------------------------------------------------------------


EQUITY-BASED DEAL FOR RETENTION OF KEY PLAYERS

$44 MILLION IN CASH (5% OF VALUE)

APPROXIMATELY 14 MILLION SHARES AND OPTIONS

-- 6.3 MILLION SHARES TO PARTNER GROUP

-- 7.6 MILLION OPTIONS

    --  4.2 MILLION PARTNER OPTIONS, VESTING OVER 5 YEARS

    -- 1.5 MILLION STAFF OPTIONS, VESTING OVER 4 YEARS

    -- 1.9 MILLION ROLL-OVER OPTIONS, VESTING OVER 4 YEARS


[LOGO DIAMOND CLUSTER]

                                    AGENDA
--------------------------------------------------------------------------------

STRATEGIC RATIONALE

 .  WHO IS CLUSTER CONSULTING?
 .  DIAMOND CLUSTER COMPETITIVE POSITIONING

TRANSACTION DETAILS

INTEGRATION ACTIVITIES

WHAT THIS MEANS TO OUR SHAREHOLDERS

 .  FINANCIAL IMPACT
 .  IMMEDIATE AND LONG-TERM OPPORTUNITY

CONCLUSION


[LOGO DIAMOND CLUSTER]

                              INTEGRATION ISSUES

--------------------------------------------------------------------------------

                      Identified opportunities and risks
                            Assigned Accountability

People

     . Retention - equity-based transaction with long-term vesting . Recruiting - enhanced career opportunity

Clients

     . Joint projects - successfully sold and delivered work together . Marketing - a number of initiatives underway

Infrastructure Redundancy

     . Geography - one office, will be consolidated
     . Systems - similar technology, minimal investment
     . Services - highly complementary services

Adam Gutstein and Ferran Soriano leading the integration effort



[LOGO DIAMOND CLUSTER]

                            Seven Integration Teams

--------------------------------------------------------------------------------


TEAM                      GOAL                              RESPONSIBILITY

Integration Management    Coordinate, manage risk, &        Gutstein/Soriano
                          ensure success

People                    HR, culture, retention            Quade/Pujol

Clients                   Business development,             Regions & Global
                          cross selling                     Verticals

Intellectual Capital      Research, generate & disseminate  Mui

Knowledge Management      Abstract, package & disseminate   Ingla

Solutions Delivery        Strategy through global delivery  Abbattista

Positioning/Branding      Mindshare                         Krauss/Miro

Finance/IR/Legal/Systems  Common infrastructure             Bupp/Vinas

                                                                          [LOGO]

                             Integration Approach

--------------------------------------------------------------------------------

                       Adam Gutstein and Ferran Soriano
                      responsible for integration effort

Continue to excel at what we do today

Areas of focus

     . Client sales & execution
     . Partner and All-Hands meetings
     . Co-branding
     . Common knowledge management
     . Global DMS
     . Global verticals
     . Global strategy & execution competencies

                                                                          [LOGO]

                                    Agenda

--------------------------------------------------------------------------------

Strategic rationale

     . Who is Cluster Consulting?
     . Diamond Cluster competitive positioning

Transaction details

Integration activities

What this means to our shareholders

     . Financial impact
     . Immediate and long-term opportunity

Conclusion

                                                                          [LOGO]

                              PRO FORMA REVENUE
-------------------------------------------------------------------------------

IN MILLIONS

                CY97     CY98    CY99    CY00
                ----     ----    ----    ----

REVENUES        $60      $103    $156    $130


                                                          [LOGO] DIAMOND CLUSTER

                           INDUSTRY LEADING METRICS
--------------------------------------------------------------------------------


                                                            DIAMOND CLUSTER
                                            DIAMOND             TARGET
                                            -------         ---------------
SECULAR GROWTH RATE                           40%                 50%

OPERATING MARGIN                             18-20%             18-20%

AFTER-TAX MARGIN (BEFORE AMORTIZATION)       12-13%             12-14%

REVENUE/PROFESSIONAL $400K                                       $400K

EMPLOYEE TURNOVER                            12-15%             15-18% ST
                                                                12-15% LT

COLLECTIONS CYCLE                            30 DAYS            35-40 DAYS

                                                          [LOGO] DIAMOND CLUSTER

                            FINANCIAL MODEL IMPACT
===============================================================================

                                  FISCAL YEAR
                               (ENDING MARCH 31)
                               -----------------
                               2001         2002
                               -----------------
          REVENUE*             $280M       $555M

           % Growth             106%         98%

          CASH EPS**           $1.15       $1.61

          HEADCOUNT            1,100       1,600


* Revenue assumes late-December close
** Cash EPS excludes goodwill amortization and other non-cash charges


                                                          [LOGO DIAMOND CLUSTER]

                                    AGENDA
--------------------------------------------------------------------------------

STRATEGIC RATIONALE

 . WHO IS CLUSTER CONSULTING?
 . DIAMOND CLUSTER COMPETITIVE POSITIONING

TRANSACTION DETAILS

INTEGRATION ACTIVITIES

WHAT THIS MEANS TO OUR SHAREHOLDERS

 . FINANCIAL IMPACT
 . IMMEDIATE AND LONG-TERM OPPORTUNITY

CONCLUSION


[LOGO DIAMOND CLUSTER]

                                    SUMMARY
--------------------------------------------------------------------------------



ACCELERATES GEOGRAPHIC EXPANSION BY 2 YEARS

ADDS BROADBAND WIRELESS AND MOBILE EXPERTISE

HIGHLY COMPLEMENTARY CULTURES

CREATES A UNIQUE VALUE PROPOSITION FOR CLIENTS & PEOPLE

CASH EPS ACCRETIVE

ACCELERATES REVENUE GROWTH

THE PREMIER DIGITAL STRATEGY AND SOLUTIONS DELIVERY FIRM

[LOGO DIAMOND CLUSTER]

                                    [LOGO]
                                DIAMOND CLUSTER

                     The World's Premier Digital Strategy
                          and Solutions Delivery Firm

Where You Can Find Additional Information

Diamond plans to file with the Securities and Exchange Commission a Registration Statement on Form S-4 relating to the Cluster transaction. The registration statement will include a proxy statement of Diamond for a meeting of its shareholders to consider and vote upon the issuance of Diamond shares in the transaction and various related matters. The registration statement will also serve as a prospectus of Diamond with respect to the shares of Diamond to be distributed to shareholders of Cluster in the proposed transaction. Diamond expects to mail the proxy statement/prospectus for the transaction to the shareholders of both companies. Investors and security holders are advised to carefully read the proxy statement/prospectus, when it becomes available, because it will contain important information about Diamond, Cluster, the transaction and related matters. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The proxy statement/ prospectus and such other documents may also be obtained from Diamond by directing such requests to Diamond.

In addition to the registration statement and the proxy statement/prospectus, Diamond files annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Diamond at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at
1-800-SEC-0330 for further information on the public reference rooms. Diamond's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

Diamond, Cluster, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of Diamond with respect to the transactions contemplated by the purchase agreement. A description of any interests that Diamond's directors and executive officers have in proposed transaction will be available in the proxy statement/prospectus.

Forward Looking Statements

Statements in this presentation that do not involve strictly historical or factual matters are forward-looking statements within the meaning of the "safe harbor" provisions of the federal securities laws. Forward-looking statements involve risks and uncertainties and speak only as of the date of this release. Actual results may differ materially due to such factors as the ability of the Company to successfully integrate acquisitions, possible termination of projects by major clients, variations in the timing, initiation or completion of client assignments, recruitment and retention of personnel, absence of long-term contracts with clients, growth management, project risks, and technological advances. Material risks and uncertainties are highlighted in our filings with the SEC including the Form 10-Q for the quarter ended June 30, 2000.

                                                          [Diamond Cluster Logo]

NEWS RELEASE
FOR IMMEDIATE RELEASE

                                                                Investor Contact
                                                            Julia Wallace Potter
                                         Office: 312-255-5055, Cell 312-961-5487
                                                            potterj@diamtech.com

                                                                  Media Contacts
                                                               (U.S.) David Moon
                                        Office: 312-255-4560, Cell: 708-557-6917
                                                              moond@diamtech.com
                                                                              or
                                                           (Europe) Kirsty Brown
                                  Office: 44-20.7959.7700, Cell: 44-7967-176-567
                                                       keb@clusterconsulting.com


             DIAMOND TECHNOLOGY PARTNERS TO COMBINE WITH LEADING
       PAN-EUROPEAN DIGITAL STRATEGY CONSULTING FIRM CLUSTER CONSULTING
  $930 Million Combination to Create the World's Premier Digital Strategy and
                            Solutions Delivery Firm
             Company Will See Attractive Cash Flows, High Margins

CHICAGO, September 11, 2000--Diamond Technology Partners (Nasdaq: DTPI), a leading e-business services firm, today announced that it has signed a definitive agreement to combine with Cluster Consulting, a pan-European management consulting firm specializing in wireless technology, Internet and digital strategies. The combined company will be known as DiamondCluster International, Inc. The unified firm builds on the strengths and market leadership of each organization. DiamondCluster will leverage Diamond's innovative work in creating and implementing digital strategies with Cluster's leading-edge wireless industry and application expertise in Europe and South America.

Diamond will pay $44 million in cash and an aggregate of 13.9 million shares and options for shares of Diamond's Class B Common Stock. The total value of the transaction based upon DTPI's closing stock price on Friday, September 8, 2000 is approximately $930 million. The majority of the options will vest over five years. The combination represents a significant step in moving Diamond and Cluster towards their common vision to create the world's premier digital strategy and solutions delivery consulting firm.

The transaction is expected to be $0.02 accretive on a cash earnings per share basis in the fourth quarter of fiscal year 2001 (ending March 31, 2001), and $0.12 accretive to cash earnings in fiscal year 2002. Both companies have well established and profitable businesses that should provide on a combined basis for attractive revenue growth, cash flows and margins. The combined company currently has over 900 consultants, including over 100 partners worldwide. The transaction has been approved by Diamond's board of directors and will require the approval of Diamond's shareholders. The transaction will be accounted for under the purchase method of accounting. Diamond expects to receive approval and close the transaction during the calendar fourth quarter 2000.

"This move advances the company into the next generation of digital strategy and accelerates growth into Europe by at least two years," said Mel Bergstein, Diamond's chairman and CEO. "DiamondCluster is the first digital strategy and solutions delivery firm with a strong global presence and world-class wireless and mobility expertise. Third-generation wireless technology will revolutionize how business is conducted and will be the prevailing technology for years to come on a global basis. This shared commitment to intellectual capital is a key scaling factor for our business. "

Mel Bergstein, chairman and CEO of Diamond Technology Partners, will become chairman and CEO of the new company. Javier Rubio, CEO of Cluster Consulting, will become president-Europe and Latin America and a member of the board of directors. Adam Gutstein, president of Diamond Technology Partners, will become president of DiamondCluster. Gutstein will lead the integration of the two companies, along with Ferran Soriano, vice president of corporate development for Cluster Consulting. Mike Connolly, COO of Diamond, will become president-North America. Gutstein, Rubio and Connolly will report to Bergstein. Karl Bupp, CFO of Diamond, will become CFO of the combined company. Mike Mikolajczyk and John Sviokla will continue their current roles as vice chairmen with the new company. Sviokla, along with Carme Miro, vice president of marketing of Cluster, together will be responsible for corporate strategy. DiamondCluster's corporate headquarters will remain in Chicago and the company will have offices in New York, Boston, San Francisco, London, Munich, Dusseldorf, Paris, Madrid, Barcelona, Lisbon and Sao Paulo.

Javier Rubio, commenting on the strategic fit between the firms, said, "Cluster has a proven track record working with CEOs in Europe and Latin America to build their wireless businesses, and as a result has been extremely profitable since its founding in 1993. We are working with clients such as Ericsson, Alta Vista, Orange, Sprint PCS, Telecom Italia Mobile, VodafoneAirtouch and Deutsche Telekom. Both companies' operating models, geography, skill sets, vertical industries, and cultures are extremely complementary. There is virtually no overlap in terms of markets and clients. Both companies have campus-based recruiting models that have proven highly successful in hiring, nurturing and retaining the industry's leading consultants; this is very important in the combination of consulting firms."

Adam Gutstein, president of Diamond, explained that the combination of the two firms represents an opportunity to accelerate growth and extend market leadership, "This is a continuation of our firm's vision to be the world's leading digital strategy firm. There is strategic and economic benefit for the company immediately, as well as an enormous growth opportunity. And, with longstanding experience in establishing and growing offices in a wide range of international locations, Cluster also represents our springboard for future global expansion."

The transaction will require shareholder approval. Therefore, Diamond is postponing its annual meeting of shareholders previously scheduled for September 26, 2000 and will combine its regular annual meeting with a special meeting to be held during the calendar fourth quarter of 2000.

Morgan Stanley Dean Witter & Co. is serving as financial advisor to Diamond Technology Partners. Goldman, Sachs & Co. is serving as financial advisor to Cluster Consulting.

Conference Call

Management from Diamond Technology Partners and Cluster Consulting will host a conference call on Monday, September 11, 2000 at 8:30am ET to discuss this transaction. To participate in the call, call 888-890-6816 for domestic callers and +1-847-619-6449 for international callers. The call will also be broadcast live via Diamond's web site at www.diamtech.com. If you are unable to participate in the call, you may listen to a replay of the discussion online or beginning 1 hour after the completion of the call through the end of the day on September 18, 2000 by calling 888-843-8996 (domestic) or 630-652-3044
(international) and entering the passcode 2820235.

About Diamond

Diamond Technology Partners Incorporated is an e-business services firm that helps clients develop and implement Digital Strategy /SM/ - business strategies for the digital age. These digital strategies typically transform client business models and create dramatically different e-businesses that deliver sustained market leadership. Headquartered in Chicago, the company serves clients worldwide across a range of industries including financial services, consumer and industrial products and services, telecommunications and energy, healthcare and insurance. Diamond's Web site can be found at www.diamtech.com.

About Cluster Consulting

Cluster Consulting is a leading professional services firm specializing in strategy and solutions for the digital economy. Cluster offers professional services in four key areas: digital strategy, digital solutions, wireless/telecoms and the Internet. Cluster's experience covers a variety of industry sectors including telecommunications, financial services, media entertainment, fast-moving consumer goods (FMCG) retailing, tourism and travel. Some of their clients include Airtel, Alta Vista, American Express, Bell Canada, Bradesco, British Telecommunications, Deutsche Telekom, Ericsson, Norwich Union, Orange, Scandinavia On Line, Sprint PCS, Telecom Italia Mobile, Telefonica, Telesp Celular and VodafoneAirtouch. Cluster Consulting was founded in 1993 and has offices in Barcelona, Boston, Dusseldorf, Lisbon, London, Madrid, Munich, Paris and Sao Paulo. Cluster's Web site can be found at www.clusterconsulting.com.

Where You Can Find Additional Information
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Diamond plans to file with the Securities and Exchange Commission a Registration
Statement on Form S-4 relating to the Cluster transaction. The registration statement will include a proxy statement of Diamond for a meeting of its shareholders to consider and vote upon the issuance of Diamond shares in the transaction and various related matters. The registration statement will also serve as a prospectus of Diamond with respect to the shares of Diamond to be distributed to shareholders of Cluster in the proposed transaction. Diamond expects to mail the proxy statement/prospectus for the transaction to the shareholders of both companies. Investors and security holders are advised to carefully read the proxy statement/prospectus, when it becomes available, because it will contain important information about Diamond, Cluster, the transaction and related matters. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Diamond by directing such requests to Diamond.

In addition to the registration statement and the proxy statement/prospectus, Diamond files annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Diamond at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Diamond's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

Diamond, Cluster, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of Diamond with respect to the transactions contemplated by the purchase agreement. A description of any interests that Diamond's directors and executive officers have in proposed transaction will be available in the proxy statement/prospectus.

Forward Looking Statements

Statements in this press release that do not involve strictly historical or factual matters are forward-looking statements within the meaning of the "safe harbor" provisions of the federal securities laws. Forward-looking statements involve risks and uncertainties and speak only as of the date of this release. Actual results may differ materially due to such factors as the ability of the Company to successfully integrate acquisitions, possible termination of projects by major clients, variations in the timing, initiation or completion of client assignments, recruitment and retention of personnel, absence of long-term contracts with clients, growth management, project risks, and technological advances. Material risks and uncertainties are highlighted in our filings with the SEC including the Form 10-Q for the quarter ended June 30, 2000.